EXHIBIT 99.1

DeFi Technologies Provides September Corporate Update: Valour Reports $640.2 Million in AUM, Up 61.2% from Q2 End

  AUM growth: Valour reported $640.2 million in assets under management as of September 25, 2026, up approximately $243 million, or 61.2%, from $397.2 million at June 30, 2026.

  Continued investor demand: Valour continues to see net inflows month over month. Higher AUM expands the asset base available to generate fee and yield income, while trading activity creates additional revenue opportunities. Inflow figures will be provided with the Company's quarterly financial results.

  Expansion into actively managed funds: Valour launched Valour Funds SPC and its first hedge fund, Smart Crypto Fund SP, while continuing development of additional fund structures, Valour Custody and its UCITS platform.

  Balance sheet strength: As of June 30, 2026, DeFi Technologies held approximately $135 million across cash, stablecoins, STRC/RWUSD, treasury investments, and its venture portfolio, with no debt, providing financial flexibility to support operations and invest in growth.

TORONTO, Oct. 1, 2026 /CNW/ -- DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3: DEFT31), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"),) today provided its September corporate update, highlighting growth in assets under management ("AUM"), continued net inflows and increased trading activity at Valour, its asset management business.

Valour reported assets under management of $640.2 million as of September 25, 2026, up from $397.2 million on June 30, 2026. This represents an increase of $243 million, or approximately 61.2%, since the end of the second quarter. AUM was also approximately 64% above its cycle low of around $390 million.

Valour continues to see month-over-month net inflows. These inflows add investor capital to the platform, while higher AUM provides a larger base from which Valour can generate revenue. The Company will provide inflow figures with its quarterly financial results.

How Valour Turns Growth Into Revenue

Valour's revenue model connects asset growth with trading activity. Rising digital asset prices increase the value of assets held in its products and can encourage more trading and new investor inflows. Those inflows add to AUM, creating a larger base from which Valour can generate revenue.

Valour monetizes that activity in three main ways:

  Management fees: Applicable products earn fees based on the assets they hold.
  Staking and lending income: Eligible digital assets can generate staking or lending income, where permitted by the relevant product structure.
  Trading flow: Market making and trading related to Valour's products create additional revenue opportunities as investors buy and sell.

The flywheel is straightforward: rising asset values and net inflows expand AUM, while greater trading activity creates more opportunities to earn revenue.

As revenue grows, costs do not necessarily increase at the same pace, creating the potential for higher margins. The outcome depends on product mix, fee levels, staking yields, trading conditions, and operating costs.

With reported AUM of $640 million as of September 25, 2026, up 61.2% from $397.2 million at June 30, 2026, Valour has a larger asset base to monetize through this model.

Valour's Top 10 Digital Assets by AUM

As of September 25, 2026, Valour's ten largest digital assets by associated product AUM were:

Digital asset	AUM (US$ millions)
Bitcoin (BTC)	239.28
Solana (SOL)	157.51
Ethereum (ETH)	65.59
XRP (XRP)	33.10
Sui (SUI)	22.39
Cardano (ADA)	17.75
Hedera (HBAR)	17.47
NEAR Protocol (NEAR)	7.81
Avalanche (AVAX)	7.24
Hyperliquid (HYPE)	6.97

These ten assets accounted for approximately 89.8% of Valour's total reported AUM.

Figures aggregate AUM across products referencing each asset, including yield-bearing, leveraged and short products where applicable. They represent product AUM, rather than net underlying asset exposure, and exclude look-through allocations from multi-asset basket products.

Valour Funds and Smart Crypto Fund SP

On September 21, 2026, Valour announced the launch of Valour Funds SPC and Smart Crypto Fund SP, its first hedge fund for professional and qualified investors.

Smart Crypto Fund SP combines Valour's infrastructure with a strategy developed and managed by Neuronomics AG, a Swiss portfolio manager in which DeFi Technologies holds a minority interest. The fund is the first hedge fund portfolio within Valour Funds SPC, a Cayman Islands company registered with the Cayman Islands Monetary Authority.

Neuronomics' AI models assess price, volume and other market data to guide allocations across liquid digital assets. The strategy can adjust positions as conditions change and seeks to reduce exposure when signals weaken or assessed risk increases. Position sizes are subject to risk budgets, concentration limits and portfolio exposure controls.

This expands Valour's offering to include an actively managed strategy alongside its exchange traded products.

Additional Fund Structures, Custody and Platform Development

The Company continues to develop additional fund structures and investment strategies, with Smart Crypto Fund SP representing the first of several planned hedge funds under Valour Funds.

These offerings are intended for distribution through fund platforms and direct institutional relationships, with international marketing subject to applicable local requirements. They create an additional channel for reaching professional investors beyond Valour's exchange-listed ETPs.

The Company continues development work on Valour Custody and a proposed UCITS platform, consistent with its previously disclosed priorities. These initiatives remain subject to development requirements and applicable regulatory processes and approvals. They are intended to strengthen the infrastructure supporting Valour's business and broaden the investment solutions available to clients.

Further details will be announced as development and applicable regulatory processes progress.

Balance Sheet

As reported in its Q2 2026 financial results, DeFi Technologies held approximately $135 million across cash, stablecoins, treasury investments and its venture portfolio with no debt as of June 30, 2026. This comprised $70.7 million in combined cash and USDT/USDC, $19.1 million in STRC/RWUSD holdings, $30.0 million in digital asset treasury holdings and $15.1 million in venture and private investments. These resources provided financial flexibility to support the Company's existing operations, invest in new products and infrastructure, and pursue strategic opportunities.

Management Commentary

"AUM has increased by approximately $243 million from the end of June, and we continue to see net inflows month over month," said Johan Wattenström, Chief Executive Officer and Chairman of DeFi Technologies. "That gives us a larger asset base from which to earn fees and yield, while trading activity creates additional revenue opportunities. Our focus is on converting that growth into stronger business results.

"At the same time, we are broadening the business. Smart Crypto Fund is our first step into actively managed hedge funds, with additional fund structures, custody and a proposed UCITS platform under development. These initiatives are intended to give us more ways to serve investors and build revenue alongside our established ETP business."

Nasdaq Minimum Bid Price Compliance Update

The Company reaffirms the additional compliance period announced on September 3, 2026. Nasdaq granted DeFi Technologies a further 180 calendar days, through March 1, 2027, to address the minimum bid price deficiency under Listing Rule 5550(a)(2).

The extension itself did not change the listing or trading of the Company's common shares on the Nasdaq Capital Market under "DEFT."

As outlined in that announcement, regaining compliance requires a closing bid price of at least US$1.00 per share for a minimum of ten consecutive business days during the extension, followed by written confirmation from Nasdaq.

The Company remains focused on addressing the deficiency and intends to monitor its bid price and evaluate available options. The extension does not constitute restored compliance, and there is no assurance that the Company will regain compliance within the allotted period or maintain all continued listing requirements.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3:DEFT31) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to proposed listing of Valour's ETPs and DeFi Technologies' BDRs on B3, the expected timing of listing and trading, future expansion plans into Brazil and other regions, and anticipated investor demand for digital asset ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 01-OCT-26